

October 21, 2013

Via E-Mail
Mr. Gaspar R. Gonzalez
Chief Executive Officer
All American Gold Corp.
514 Enfield Road
Delray Beach, Florida 33440-2840

      Re: All American Gold Corp.
              Form 10-K for Fiscal Year Ended May 31, 2013
              Filed August 6, 2013
              File No. 000-54008

Dear Mr. Gonzalez:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2013

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-2

1. Your current auditors appear to be relying on the work of predecessor auditors, since they refer to other auditors and identify the periods audited by those other auditors in the introductory paragraph of their audit report. Please make arrangements with your current auditors to have them revise the opinion paragraph of their audit report to refer to the report(s) of the other auditors in expressing an opinion on the cumulative period from May 17, 2006 (inception) through May 31, 2013. The Form 10-K/A should also include the report(s) of the predecessor auditors for the cumulative period from May 17, 2006 (inception) through May 31, 2008 in the filing. Refer to Rule 2-05 of Regulation S-X. Please ensure that updated certifications referring to the Form 10-K/A are included as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202-551-3681 or Rufus Decker at 202-551-3769 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining